U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
                                   Amendment 1

     Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934

                           FJS PROPERTIES FUND I, L.P.
                            (Name of Subject Company)

                           FJS PROPERTIES FUND I, L.P.
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                           Andrew C. Alson, President
                              FJS Properties, Inc.,
                                 General Partner
                               264 Route 537 East
                              Colts Neck, NJ 07722
                                (732)542-9029
                (Name, address and telephone number of person
               authorized to receive notice and communications
                 on behalf of the person filing statement.)

ITEM 1. SECURITY AND SUBJECT COMPANY

      This statement relates to Units of Limited Partnership Interest (the "Units") of FJS Properties Fund I, L.P. (the "Subject Company"). The address of the principal executive offices of the Subject Company is 264 Route 537 East, Colts Neck, NJ 07722.

ITEM 2. TENDER OFFER OF THE BIDDER

      This statement relates to a tender offer to purchase up to 8,266 Units of the Subject Company for $75 per Unit issued by MP VALUE FUND 4, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.; MORAGA GOLD, LLC; JDF & ASSOCIATES, LLC; and STEVEN GOLD (collectively the "Bidders"). The principal business address of the Bidders other than Steven Gold and JDF & Associates, LLC is 1640 School Street, Suite 100, Moraga, CA 94556. The principal business address of Steven Gold is One Maritime Plaza, Suite 725, San Francisco, CA 94111, and the principal address of JDF & Associates, LLC is 118 Glynn Way, Houston, TX 77056.

ITEM 3. IDENTITY AND BACKGROUND

      (a) This statement is being filed by FJS Properties Fund I, L.P., the Subject Company. The business address of the Subject Company is 264 Route 537 East, Colts Neck, NJ 07722.

      (b) None.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

      (a) The Subject Company is advising that Limited Partners of the Subject Company reject the tender offer from the Bidders.

      (b) The reason for this recommendation is that the $75 offered per Unit is substantially less than the Subject Company's reasonable valuation of the current value of the Units. The following describes the items considered by the Subject Company in arriving at its reasonable value for the Units.

Partnership Assets:

      The assets of the Subject Company consist solely of real estate and liquid cash on hand. These are considered separately below.

      REAL ESTATE ASSETS: The only real estate owned by the Subject Company is a 312 unit garden apartment project located at 401 Executive Center Drive, West Palm Beach, Florida (the "Pavilion"). The Pavilion constitutes substantially all of the Subject Company's assets, excluding only cash on hand. Fee title to the Pavilion is owned subject to an existing first mortgage presently held of record by Greenwich Capital Financial Products, Inc., and serviced by Bank United of Texas FSB, Houston, Texas. This mortgage is a real estate mortgage and constitutes a lien solely on the real estate and associated personal property (on site equipment) comprising the Pavilion. In valuing the Pavilion the Subject Company considered two items. One was an appraisal prepared in 1994, and the other was an offer to purchase received by the Subject Company.

      The 1994 Appraisal:

      In 1994, in connection with the refinance of the first mortgage on the Pavilion, an appraisal was obtained for the lender's use (Long Beach Bank, which later assigned its mortgage to Greenwich Capital Financial Products, Inc.) in its due diligence on the Pavilion Apartments. This appraisal was prepared by Michael R. Slade, MAI, SRA, CRE of Callaway & Price (the "Appraiser").

      The appraisal estimated the value of the Pavilion on three different basis, replacement cost, comparable sales and income approach. The replacement cost method computes the current cost to build a project equivalent to the Pavilion. The comparable sales approach evaluates the actual selling prices of comparable properties in the local area. The income approach actually takes two different approaches to the valuation. One approach, the Income Capitalization Approach is computed by estimating the net income from the property's improvements and then capitalizes this income stream at an appropriate rate which is an expression of the ratio between net operating income and value. The appraiser utilized a rate between 10.5% and 11% concluding that "an overall rate abstracted from comparable sales is given the most weight in arriving at an appropriate capitalization rate." The other income approach use by the appraiser was to utilize the Discounted Cash Flow method. This technique is simply a method of reducing projected annual cash flows to a current dollar amount. "The net operating income is projected less debt service (if applicable), to arrive at a first year's cash flow. The same procedures are followed for each subsequent year of the holding period. Finally in the last year of the holding period, the property is resold for a projected resale price, and the resulting total cash flow over the entire holding period is discounted back to the beginning of the investment at an appropriate rate of return." Cash flows were based on assumed increases in market rate rents of 3% per year and expense increases of 4% per year. The final sales price was computed by applying an overall rate of 11% to the projected net operating income in that year. The discount rate utilized by the appraiser was assumed to be in the 12.5% to 13.5% range as being that rate "which would be required by most investors for this type of property".

      The valuations arrived at in the three methods were as follows: Cost
Approach: $11,500,000; Sales Comparison Approach: $7,200,000 to $7,400,000;
and the Income Capitalization Approach: $7,300,000 to $7,700,000. The Appraiser concluded that the market value of the Pavilion, free and clear of all mortgages was $7,500,000 - $7,300,000 for the real property and $200,000 for the furniture, fixtures and equipment which would be included in the sale of the Pavilion. The Appraiser received no instructions from the Subject Company with respect to the Appraisal, and no limitations were imposed on the scope of the Appraiser's investigation of the Pavilion.

      The Appraiser, was selected by the Long Beach Bank, is unaffiliated with the Subject Company, and the Appraiser has had no other relationship with the Subject Company and/or its affiliates. The qualifications of Michael R. Slade include the following as set forth in the attachments to the appraisal: licensed by Real Estate Commission State of Florida since 1974, Registered Real Estate Broker and State-Certified General Appraiser; Member Appraisal Institute, Society of Real Estate Appraisers, American Society of Real Estate Counselors, MBA from Florida Atlantic University; Appraisal experience: principal, Callaway & Price, from 1981, Staff Appraiser, Callaway & Price 1975 to 1981; Expert Witness in Circuit Courts of Broward, Palm Beach and Martin Counties as well as in Federal Bankruptcy Court; Special Master, Tax Appeal Hearings, Palm Beach County.

      The value of $7,500,000 set forth in the appraisal is approximately $2,695,000 in excess of the current unpaid principal balance of the existing first mortgage, which is approximately $4,805,000.

      Although this appraisal is over three years old, there have been no material changes in the Pavilion since such appraisal which would substantially limit the usefulness of such appraisal or otherwise affect the validity and accuracy of such appraisal.

      The  Appraisal is available  for  inspection  and copying at the principal executive offices of the Subject Company during its regular business hours by any Limited Partner of the Subject Company, or such Limited Partner's representative who has been so designated in writing.

      The Purchase Offer:

      Subsequent to the receipt of the tender offer, the Subject Company has discussed a potential sale of, and has received a written offer for the purchase of the Pavilion. This offer is solely for the real estate owned by the Subject Company, exclusive of any liquid assets the Subject Company might have. This is a firm offer, which was received from the existing unaffiliated on site managing agent which owns and operates other residential real estate projects in Florida, subject to the execution and delivery of a fully negotiated contract of sale, and requiring the consent of the first mortgage holder. The first mortgage requires the consent of the holder to any transfer of title to the Pavilion. A transfer without such consent, provides the holder of the mortgage with the option to declare the unpaid principal balance of the mortgage immediately due and payable. The offer provides for a purchase price of $2,000,000 cash in excess of the unpaid balance of the first mortgage (approximately $4,805,000) at closing, with other adjustments and conditions as are customarily provided for in real estate contracts for garden apartment projects.

      The Subject Company has no present intention to sell the Pavilion, and has neither negotiated nor accepted this offer. There is no assurance, or present intent, that a sale of the Pavilion, constituting substantially all of the Subject Company's assets, and resulting in a liquidating distribution to Unitholders will take place at this time. In addition there is no assurance that the holder of the first mortgage would consent to the transfer of the Pavilion subject to the lien of their mortgage as contemplated by the offer.

      Under the partnership agreement of the Subject Company, the sale of substantially all of the company's assets requires the approval of the holders of a majority of the Units of Limited Partnership Interests. There is no assurance that a majority of the holders of Limited Partnership Units would approve the sale of the Pavilion in the event such a proposal is submitted to them for consideration and vote.

      Real Estate Valuation:

      In light of the above, the Subject Company has concluded that the current value of the Pavilion is not less than $2,000,000 in excess of the unpaid balance of the existing first mortgage.

      LIQUID NON-REAL ESTATE ASSETS: In addition to the real estate assets, the Subject Company has working capital and short term liquid assets in the amount of approximately $550,000 as reflected in the Subject Company's 10Q for the quarter ending September 30, 1997. There has been no substantial change in the amount or nature of such assets since such filing. The Subject Company has concluded that the value of the liquid non-real estate assets is $550,000.

Aggregate Partnership Liquidation Valuation:

      In as much as the Subject Company has no significant liabilities other than the first mortgage on the Pavilion, and which is taken into account in the above valuation, the liquidation value of the Subject Company is the aggregate of the valuations of the Real Estate Assets ($2,000,000) and the Liquid-Non-Real Estate Assets ($550,000). This yields a valuation of $2,550,000.

Liquidation Distribution Calculation:

      Were the Subject Company to realize liquidation proceeds of $2,550,000, such funds would, pursuant to the Partnership Agreement, be distributed 99% ($2,524,500) to the Limited Partners and 1% ($2,524,500) to the General Partner. The Limited Partners would therefore receive $150.38 per Unit ($2,524,500 / 16,788 Units).

Other investment considerations:

      Current Cash Flow Distributions:
         During the first three quarters of 1997 the Subject Company has distributed $5.53 per Unit of cash flow. Annualized this equates to an annual cash distribution of $7.37 per Unit, which on $75 (the amount being offered) is a 9.8% cash on cash return. Thus a Limited Partner who elects not to sell his units for $75 per Unit could receive in the future, based on an annualization of the first three quarters of 1997, amounts equal to a 9.8% return on the $75 that was offered, while still retaining the ability to share in a larger liquidating distribution when the Pavilion Apartments are sold. This calculation is based on the $75 offer, since that is the amount a limited partner could currently receive for his Units. This cash flow would be equivalent to an annual cash on cash return of 4.9% based on the calculated liquidation distribution set forth above. This assumes that cash flow distributions substantially equivalent to those made during the first three quarters of 1997 continue to be made in the future. Limited Partners have already received the distributions for the first three quarters of 1997, and this prior receipt will naturally be unaffected by their acceptance or rejection of the tender offer.

      There is no assurance that such cash flow distributions will continue to be made in the future, as such distributions are affected by occupancy rates, rent levels and expenses of the Subject Company which may change in the future.

      No Other Valuations:

      The Subject Company has not obtained any other third party appraisals or valuations in connection with its review of this tender offer. The Subject Company is of the opinion that it has sufficient information available to it to evaluate this offer without incurring the additional expense involved in obtaining further appraisals or valuations.

      No Present Intent to Sell or Liquidate:

      Although the tender offer is being evaluated by the Subject Company in light of a liquidation value for the Units, there is no present commitment or intent to sell the Pavilion Apartments, and there can be no assurance that a sale of all or substantially all of the Subject Company's assets with a corresponding liquidating distribution to Unitholders will occur.

      Mortgage Lender's Consent Required for Transfer of Limited
Partnership Units or Sale of Pavilion Apartments:

      The first mortgage affecting the Pavilion Apartments provides that the holder of the mortgage accelerate and declare the unpaid principal balance of the mortgage due and payable on the sale or transfer of ownership of the Pavilion Apartments, on the transfer of more than 49% of the Units of Limited Partnership Interests or on the transfer to any one party of more than 10% of the Units of Limited Partnership Interests. In the event the Purchasers under the tender offer acquire more than 10% of the Units of Limited Partnership Interests the holder of the mortgage may, but is not required to, accelerate the unpaid balance of the mortgage. The Subject Company is unable to express an opinion as to whether the mortgagee would exercise this right.

Conclusion:

      Based on the above considerations, the Subject Company has concluded that the tender offer does not provide sufficient consideration for the Unit holders, and such offer should be rejected.


ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

      None

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

      (a) None

      (b) Not applicable

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

      (a) As a result of the receipt of the tender offer, the Subject Company has had discussions with a potential purchaser concerning the potential sale of the Pavilion Apartments. See Item 4 above for the terms of these discussions. The sale of the Pavilion Apartments would constitute a sale of a material amount of the Subject Company's assets and would result in a liquidation of the Subject Company and a liquidating distribution to the partners.

      (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

      None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

      (a) Recommendation sent to security holders is attached as Exhibit 9(a).

      (b) None.

      (c) Not Applicable.

      (d) The appraisal of the Pavilion Apartments described in Item 4(b) is attached as Exhibit 9(d)*

SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    FJS PROPERTIES FUND I, L.P.
                                    (Subject Company)
Dated: December 10, 1997                  by: FJS PROPERTIES, INC., General
Partner


                                    by        Andrew C. Alson
                                          Andrew C. Alson, President


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                                INDEX TO EXHIBITS


Exhibit 9(a) Recommendation to be sent to security holders is attached hereto.

Exhibit 9(d) Appraisal of Pavilion Apartments. Pursuant to the hardship exemption provided for in Item 202 of Regulation ST, in lieu of filing such document via EDGAR, the Appraisal has been filed in hardcopy with the Securities and Exchange Commission Filing Desk.